UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 26, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated May 26, 2011 regarding the lawsuits with respect to general assembly held on April 21, 2011.

May 26, 2011

ANNOUCEMENT ON THE LAWSUITS REGARDING THE GENERAL ASSEMBLY

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell’s Annual General Meeting was held on April 21, 2011 and during the meeting, the statutory auditors were not elected.  Hence, the Chairman of Turkcell’s Board initiated a lawsuit seeking a determination that the current statutory auditors remain in their posts until the next general assembly meeting or in order for the new statutory auditor to be assigned by the Court.  At the hearing of the respective lawsuit, the Court has determined that the duties of existing statutory auditors shall continue until the extraordinary general meeting.

Additionally, Sonera Holding BV, a shareholder of Turkcell, initiated a lawsuit seeking authorization for the convening of an extraordinary general meeting. At the hearing of the respective lawsuit, the Court has rejected the case on grounds that it lacked a precedent.

In the event of any material development that needs to be publically disclosed, our Company will make the necessary announcements according to Circular VIII, No: 54 of Turkey’s Capital Markets Board.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 26, 2011	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 26, 2011	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Division Head